VSUS TECHNOLOGIES INCORPORATED

18565 SOLEDAD CANYON ROAD #153

CANYON COUNTRY, CA 91351

January 19, 2011

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

VSUS Technologies Incorporated

Form 10-K for the fiscal years ended December 31, 2009, Filed April 15, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 12, 2010

File No. 333-51274

Dear Patrick Gilmore and Jaime John:

Below are the responses to your comments as to your letter of December 23, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, Page F-2

1.

We note that your financial statements were audited by Larry O’Donnell, CPA, P.C. Effective December 14, 2010, the Public Company Accounting Oversight Board (“PCAOB”) revoked the registration of Larry O’Donnell, CPA, P.C. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Larry O Donnell.pdf

As Larry O’Donnell, CPA, P.C. is no longer registered with the PCAOB, you may not include his audit reports in your filings with the Commission.  If Larry O’Donnell, CPA, P.C. audited a year that you are require to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

In providing the information that Item 304 of Regulations S-K requires, please indicate that the PCAOB has revoked the registration of your prior auditor, Larry O’Donnell, CPA, P.C.  We believe the revocation of the accountant’s PCAOB registration would likely be information necessary to make the required statements – weather the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

Please advise us as to how you intend to address this matter

We concur with your comment and accordingly, the Company has filed an Item 4.01 dismissing the prior auditor and included in the same 8-K hiring of the new auditor. The 10-K to be filed will include an opinion issued by the new firm and signed by the new firm for the years ended December 31, 2009 and 2010. As required the new firm will be registered with the PCAOB.

Note 1 – Business and Acquisition

Basis of Presentation. Page F-8

2.

We note your disclosure here and in your MD&A discussion on page 17 that the company is a development stage enterprise.  Please tell us how you considered the financial statement presentation requirements under ASC 915-205-45-1 which includes presenting cumulative amounts from inception to your most recent period end date for your consolidated statements of operations, cash flows and changes in stockholders’ deficiency.

The Company has reviewed ASC 915-205-45-1 and agrees that it will report the financial statements where applicable on a cumulative basis. The financial statements for years ended December 31, 2009 and 2010 will include audited cumulative amounts and will be included in the 10K to be filed

Item 8A. Controls and Procedures, page 18

3.

It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2009.  Since you were required to file an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

The Company has performed an assessment for the year ended December 31, 2010 and as such will report its analysis in the upcoming 10K of the Company’s internal control for the past year.

4.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

See Item 3 above.

Exhibit 31.1

5.

We note that you included only a Certification pursuant to Section 302(A) of the Sarbanes-Oxley Act of 2002 signed by your Chief Executive Officer.  We further note that Exchange Act Rule 13a-14(a) states that each principal executive and principal financial officer of the issuer, or persons performing similar functions, at the time of filing of the report must sign a certification.  Please include certifications signed by your principal executive officer and principal financial officer in future filings including Forms 10-K and 10-Q.

Future Exhibits 31.1 will include signature of the Chief Executive Officer and Principal Accounting Officer for the Company. This will be the same person Kyle Gotshalk.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 4 – Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 15

6.

We note that your Chief Executive Officer and Chief Financial Officer concluded that “at June 30, 2010, [y] our disclosure controls and procedures are ineffective.”  Please confirm whether your disclosure controls and procedures are effective or ineffective as of September 30,2010  and revise your filing accordingly.  To the extent that your disclosure controls and procedures are ineffective, please revise to disclose in greater detail the nature of the material weaknesses identified in your disclosure, when they were identified and by whom, and when the material weaknesses began.

The Company will be amending Form 10Q for the quarter ended September 30, 2010. In the amended 10Q the Company will include disclosures concerning the effectiveness of controls for the Company.

7.

We note that while your disclosure controls and procedures were not effective as of the end of the reporting period covered by the report, you have implemented changes that you believe will make your “financial reporting process effective as of the date of this filing”.  Revise to expand the disclosure to explain how management has determined that disclosure controls and procedures are now effective.

As discussed in Item 6 the amended 10Q will include changes made to controls to become effective.

The Company hereby acknowledges:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kyle Gotshalk

Kyle Gotshalk

President